February 21, 2006
Via EDGAR
Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
Mail Stop 3561
100 1st Street NE
Washington, DC 20549
Re:	Ferrellgas Partners, L.P. Form S-3 Filed December 8, 2005 File No. 333-130193 (the “Registration Statement”)
Dear Mr. Owings:
           Ferrellgas Partners, L.P. hereby requests acceleration of the effective date of the Registration Statement to 3:00 p.m. Eastern Standard Time on Tuesday, February 21, 2006. In connection therewith, Ferrellgas Partners, L.P. acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Ferrellgas Partners, L.P. from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	Ferrellgas Partners, L.P. may not assert staff comments or the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
7500 College Boulevard, Suite 1000 • Overland Park, KS 66210 • Telephone: (913) 661-1500

Please acknowledge receipt and confirm that the requested accelerated date for effectiveness of the Registration Statement is acceptable. Please feel free to call me at (913) 661-1504 if you have any questions.

Sincerely, Ferrellgas Partners, L.P. By Ferrellgas, Inc., its general partner
By:	/s/ Kevin T. Kelly
Kevin T. Kelly
Senior Vice President and Chief Financial Officer

cc:	David L. Ronn Mayer, Brown, Rowe & Maw LLP
7500 College Boulevard, Suite 1000 • Overland Park, KS 66210 • Telephone: (913) 661-1500